Exhibit 99.1

SOUFUN MANAGEMENT COMMENTED ON A SHORT SELLER’S UPDATED REPORT

BEIJING, April 16, 2013 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN, “SouFun”, the “Company”), the leading real estate and home related product and services Internet portal in China, responded to a short seller’s updated report today:

A short seller (Glaucus Research Group: “We are short seller. We are biased.”) released an updated report on SouFun today. We believe their conclusions are once again misleading. Here are our comments with respect to the report:

1.	All have been disclosed: We have disclosed in our F-1 filing in 2010 that our Chairman and CEO owned Beijing Dongfangximei Investment Consultancy, which had a related party transaction before 2010 (please refer to our F-1). In addition, in our response to SEC staff comments on our 2011 20-F in November 2012, we provided the following clarification of our Hainan Sanya property transaction:

“Beijing Hengxinjiahua Investment Consultancy Limited (“Hengxinjiahua”) was previously known as Beijing Dong Fang Xi Mei Investment Consulting Co., Ltd. (“Dong Fang Xi Mei”), whose shareholders consisted of Mr. Mo and Richard Jiangong Dai (“Mr. Dai”), the Company’s president and chief executive officer, until December 20, 2011. On December 20, 2011, Mr. Mo and Mr. Dai sold their respective interests in Dong Fang Xi Mei to Dandong Yuanlong Villa Management Company (“Dandong Yuanlong”), an independent third party, for an aggregate consideration of RMB1 million. Dong Fang Xi Mei had been primarily engaged in the primary real estate sales agency business but had little operations at the time of sale. On February 7, 2012, Dong Fang Xi Mei changed its name to Beijing Hengxinjiahua Investment Consultancy Limited.

In September and December 2011, the Company extended a total of RMB95 million ($14.8 million) in loan in three tranches to Dandong Yuanlong. The Company advises the Staff that the purpose of the loan was to obtain higher returns for the Company from its significant cash and cash equivalents on hand, which totaled $150.4 million as of December 31, 2011. As disclosed in the 20-F, the loan bore interest at a rate of 10% per annum, which was substantially higher than the prevailing interest rates for bank deposits.

Dandong Yuanlong had initially planned to purchase the subject properties for itself and borrowed the RMB95 million loan from the Company primarily to pay the purchase price. After paying for the purchase price, Dandong Yuanlong experienced liquidity issues and as a result was unable to repay the Company’s loan. Dandong Yuanlong decided to offer the subject properties for sale and use the sale proceeds to repay the Company’s loan. The Company offered to purchase the subject properties as it believed that the price sought by Dandong Yuanlong was below market prices and that the Company would use the subject properties as its local office and for internal training purposes.

After negotiations with the Company and several other prospective buyers, Dandong Yuanlong caused Hengxinjiahua to enter into a purchase agreement, dated March 15, 2012, with the Company to sell the subject properties to the Company for RMB82.5 million. On April 6, 2012, Dandong Yuanlong repaid the subject loan in full primarily with the proceeds of the purchase price paid by the Company for the subject properties.

Dandong Yuanlong was Hengxinjiahua’s sole shareholder at the time the Company acquired the Sanya properties from Hengxinjiahua.”

2.	There is nothing new in the reports on Wall Street Global Training Center. The company has provided comments in its previous response.

Again, SouFun welcomes all kinds of opinions and comments with respect to its business and corporate governance even if some of them may not correctly reflect the fact. We regard these opinions and comments as useful to improve our future operations. We are confident that SouFun will be bigger, better, and stronger with its continuous efforts and positive attitude from its management and staff members.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Contacts:

Vice President of Finance:

Hong Zhao, +86 (10) 5631-8707, hongzhao@soufun.com

Investor Relations Manager:

Yiwen Zhang, +86 (10) 5631-8659, zhangyiwen@soufun.com

SOURCE: SouFun Holdings Limited